NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES ANNOUNCES THIRD QUARTER RESULTS RELEASE DATE AND CONFERENCE CALL INFORMATION

HOUSTON, TX, November 11, 2004 - Stage Stores, Inc. (Nasdaq: STGS) announced today that it will release its third quarter 2004 results before the market opens on November 18, 2004. The Company also announced that it will hold a conference call at 8:30 a.m. Eastern Time on the same day to discuss the third quarter's results.

All interested parties can listen to a live webcast of the Company's conference call by logging on to the Company's web site at www.stagestoresinc.com and then clicking on Investor Relations, then Webcasts, then the webcast link. As an alternative, individual investors and other interested parties can listen to the conference call webcast by logging on to www.fulldisclosure.com, while institutional investors, who are members, can access the conference call through www.streetevents.com. A replay will be available online at each web site until midnight on Friday, November 26, 2004.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 526 stores located in 29 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

###